FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Elevated to NASDAQ Global Select Market

PRESS RELEASE

Magic Software Elevated to NASDAQ Global Select Market

Or-Yehuda, Israel, January 24, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise enabled application platforms and business integration solutions, today announced that it has been added to the NASDAQ Global Select Market, the premier listing tier for NASDAQ companies. The NASDAQ Global Select Market is designated for public companies that meet the highest initial listing standards in the world. Inclusion in this Market is a noteworthy mark of achievement, with qualification measures including market value, liquidity and earnings. Magic Software’s common stock began trading on the NASDAQ Global Select Market on January 3, 2011 and continues to be traded under the MGIC ticker symbol.

”We are delighted by the recognition of our financial strength and the opportunity to join the most respected companies in the world who also uphold NASDAQ’s rigorous qualification standards,” said Guy Bernstein, acting Chief Executive Officer of Magic Software. “Inclusion in this top tier of companies is a significant milestone of our progress, and is indicative of our commitment to generating value for our shareholders. It also further emphasizes our overall growth as a company, as well as our solid financial performance and long-term growth potential.”

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform and business integration solutions. Magic Software has 14 offices worldwide and a presence in more than 50 countries with a global network of ISVs, system integrators, value-added distributors and resellers, as well as consulting and OEM partners. The company’s award-winning, code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities.  Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. All other trademarks are the trademarks of their respective owners.

# # #

Press contacts:

Tania Amar

Magic Software Enterprises
Tel. +972 3 538 9292

Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Elevated to NASDAQ Global Select Market

Exhibit 10.1